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          U.S. SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C.  20549

                        FORM 12b-25


                        (CHECK ONE):


  [  ]  Form 10-K and Form 10-KSB   [  ]  Form 20-F   [  ]  Form 11-K
      [ X ]  Form 10-Q and   [  ]  Form 10-QSB   [  ]  Form N-SAR


     For Period Ended
     [  ]  Transition Report on Form 10-K. . . . . . . . . . . . . .
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended. . . . . . . . . . . . . . . .


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   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM
                    PLEASE PRINT OR TYPE


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant

The Jones Financial Companies, L.L.L.P.
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Former Name if Applicable

12555 Manchester Road
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Address of Principal Executive Office (Street and Number)


St. Louis, Missouri  63131
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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The Partnership has experienced certain unplanned absences (funeral leave) of key personnel responsible for preparing and reviewing the quarterly financial information. As a result, the firm has not completed its internal quality control processes which has delayed the preparation of the first quarter financial information and related 10-Q filing. The firm will file Form 10-Q on or before May 14, 1999, which is four business days following the original required date.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification


Steven Novik, Chief Financial Officer       (314)        515-4911
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(Name)                                   (Area Code)  Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [ X ]  Yes           [  ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [  ]  Yes           [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Jones Financial Companies, L.L.L.P.
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     (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date May 10, 1999   By  /s/ Steven Novik
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                               Steven Novik, Chief Financial Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                               ATTENTION

International misstatements or omissions of fact constitute Federal
         Criminal Violations (See 18 U.S.C. 1001).

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